

Mail Stop 3561

September 22, 2017

Katrina Lake
Chief Executive Officer
Stitch Fix, Inc.
1 Montgomery Street
Suite 1500
San Francisco, California 94104

      Re: Stitch Fix, Inc.
               Amendment No. 2 to Draft Registration Statement on Form S-1
               Submitted September 8, 2017
               CIK No. 0001576942

Dear Ms. Lake:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Client Acquisition and Engagement, page 48

1. We note your disclosure that you believe your cohort analyses "demonstrate your ability to consistently engage new clients and deliver value over time." It appears that the cohort analyses provided show customer activity over only a one-year time period and that the analyses do not provide insight into customer activity across fiscal periods. With a view to better understanding customer engagement over time, please revise your cohort analyses to reflect the revenue contributed by various customer cohorts in the fiscal periods after which they first became a customer. Alternatively, please disclose other metrics or provide a more granular analysis of changes in your revenues that provides investors with insight into how your revenues are affected by changes in customer

activity, including changes in the number of Fixes ordered per period, or in the average revenue per fix.

You may contact Adam Phippen, Staff Accountant at (202) 551-3336, or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products